Exhibit 21
Subsidiaries of Insurance Auto Auctions, Inc.

Jurisdiction
Name	of Incorporation
Insurance Auto Auctions Corp. (wholly owned)	Delaware
IAA Services, Inc	Illinois
IAA Acquisition Corp.	Delaware
Auto Disposal Systems, Inc. (wholly owned)	Ohio